

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Brian J. Dunn
Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Minneapolis, MN 55423

> **Re:** **Best Buy Co., Inc.**
> **Form 10-K for Fiscal Year Ended February 27, 2010**
> **Filed April 28, 2010**
> **File No. 1-9595**

Dear Mr. Dunn:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director